siglover@gibsondunn.com

September 11, 2007

(202) 955-8500	C 26499-00003

(202) 467-0539

Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ener1, Inc.
Registration Statement on Form SB-2, File No.: 333-143492

Dear Ms. Fisher:

On behalf of Ener1, Inc. ("Ener1" or the "Company"), this letter responds to your letter dated August 30, 2007, regarding the above-described Registration Statement on Form SB-2 (the "Registration Statement") filed by Ener1 on June 4, 2007. Each of your comments is set forth below, followed by the Company’s related response. The page references in the responses are to Amendment No. 1 to the Registration Statement.

Comment 1

Without necessarily concurring with your analysis in your letter dated August 21, 2007, we will not object if you register the transaction as described in your filing. Revise your prospectus to clarify that Ener1 Group and selling stockholders Enable Growth Partners and Enable Opportunity Partners may be deemed to be underwriters.

Response 1

The Registration Statement has been revised in accordance with Comment 1 to indicate that Ener1 Group and selling stockholders Enable Growth Partners and Enable Opportunity Partners may be deemed to be underwriters. Please see the prospectus cover page and the "Plan of Distribution" section.

Peggy Fisher
September 11, 2007

Comment 2

We may have further comment after evaluating the disclosure you intend to provide in response to comments two, three and five in our letter to you dated July 3, 2007.

Response 2

The Registration Statement has been revised to include the disclosure described in our letter dated July 20, 2007 in accordance with Comments two, three and five of your letter dated July 3, 2007. Please see the "Certain Relationships and Related Transactions" section and Exhibit 4.29.

Please contact me at the number above, or Alisa Babitz at 202 887-3720 if we can provide any further information or assistance.

Very truly yours,

/s/ Stephen I. Glover

Stephen I. Glover

cc:  Charles Gassenheimer, Ener1, Inc.
Brian J. Lane, Gibson Dunn & Crutcher LLP